                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*

            ConSil Corp., formerly known as Consolidated Silver Corporation
          -----------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $.10 par value
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                       210120 2
                                  ------------------
                                    (CUSIP Number)

                               Nathaniel K. Adams, Esq.
                                 Hecla Mining Company
                                  6500 Mineral Drive
                           Coeur d'Alene, Idaho  83814-8788
                                     (208) 769-4100
              -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person Authorized
                          to Receive Notices and Communications)

                                   November 14, 1995
               -----------------------------------------------------------
                   (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule  13D, and is filing  this schedule because  of Rule 13d-
          1(b)(3) or (4), check the following box      .
                                                  -----

          Check the following box if a fee is being paid with the statement
               .
          -----
                 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7.)

          Note:   Six  copies of  this statement,  including all  exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                     SCHEDULE 13D


          CUSIP NO.

          1    NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Hecla Mining Company 82-0126240

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
                    -----
               (b)
                    -----

          3    SEC USE ONLY

          4    SOURCE OF FUNDS
               00

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) _____

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                                   7    SOLE VOTING POWER
              NUMBER OF                 7,418,300
               SHARES
            BENEFICIALLY           8    SHARED VOTING POWER
              OWNED BY                  -0-
                EACH
          REPORTING PERSON         9    SOLE DISPOSITIVE POWER
                WITH                    7,418,300

                                   10   SHARED DISPOSITIVE POWER
                                        -0-

          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,418,300

          12 CHECK BOX IF THE AGGREGATE NUMBER IN ROW (11) EXCLUDES CERTAIN SHARES _____

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               78.45%

          14   TYPE OF REPORTING PERSON
               CO



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 4 amends and supplements the Schedule 13D as previously filed and amended ("Schedule 13D") by Hecla Mining Company ("Hecla") related to the common stock ($.10 par value) of ConSil Corp., formerly known as Consolidated Silver Corporation, an Idaho Corporation (the "Company"). Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in Schedule 13D.

          1.   Item 1 is hereby amended and supplemented as follows:

               ITEM 1.   SECURITY AND ISSUER
                         -------------------

                         The statement relates to the Common Stock, par value $.10 per share of ConSil Corp., formerly known as Consolidated Silver Corporation, an Idaho corporation, whose principal executive officers are located at:

                         Suite 500
                         625 Howe Street
                         Vancouver, B.C.  V6C 2T6

          2.   Item 3 is hereby amended and restated as follows:

               ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                         -------------------------------------------------

                         ConSil Corp., formerly known as Consolidated Silver Corporation, was formed in 1968 through the efforts of a number of north Idaho based mining companies who each contributed mineral properties and mining related facilities to the Corporation in exchange for securities of the Corporation. Hecla Mining Company initially acquired 4,109,250 shares of common stock of ConSil Corp. in exchange for various mineral properties contributed to the Corporation. Hecla also received 9,273 shares of preferred stock of ConSil Corp. in exchange for the contribution of certain mining facilities associated with the mineral properties. In 1994, Hecla Mining Company acquired an additional 1,512,387 shares of common stock of ConSil Corp. and 3,227 shares of preferred stock of ConSil Corp. in a transaction with Sunshine Mining Company pursuant to which ConSil Corp. conveyed its interest in a number of mineral properties to Sunshine Mining Company in exchange for other mineral properties and the shares of capital stock of ConSil Corp. held by Sunshine. Thereafter, Hecla Mining Company sold approximately 120,000 shares of ConSil Corp. through open-market sales. An additional 630,088 shares of common stock of ConSil Corp. were acquired by Hecla from Coeur d'Alene Mines Corporation ("Coeur"), a north Idaho based mining company, pursuant to an agreement between Hecla and Coeur dated July 11, 1995. The consideration paid to Coeur for the acquisition of the shares of common stock included the conveyance of Hecla's undivided interest in certain mineral properties located in northern Idaho and the conveyance of certain royalty interests held by Hecla under the terms of a prior agreement between the two companies.

                         On September 21, 1995, the Company issued 1,250,000 shares of common stock to Hecla in exchange for 12,500 shares of preferred stock held by Hecla which represented the total outstanding shares of the Company's preferred stock. Common stock held by Hecla at December 31, 1995, totaled 7,418,300 shares which is approximately 78.45% of the Company's total outstanding common stock. The preferred stock previously held by Hecla was canceled.

                         Hecla Mining Company entered into two Stock Option Agreements dated as of November 14, 1995, with Ralph R. Noyes and Gerald G. Carlson ("Agreements"). The Stock Option Agreements are substantially identical, except for the names of the parties. Hecla Mining Company granted each of the parties the right to acquire up to 200,000 shares of the common stock of ConSil Corp. held by Hecla at an exercise price of $0.10 per share, which right expires November 14, 1997. Additionally, Hecla granted each of the named parties the right to purchase up to an additional 300,000 shares of ConSil Corp. common stock held by Hecla at an exercise price of $0.50 per share, and an additional 300,000 shares of ConSil Corp. common stock held by Hecla at an exercise price of $1.00 per share upon the occurrence of certain conditions precedent, which rights expire on the second anniversary after the fulfillment of the specified conditions precedent. Both Agreements are attached hereto as Exhibits A and B, respectively. Hecla Mining Company retains all beneficial ownership and voting rights in the stock until the exercise of the options by the parties granted the rights thereto.

          3.   Item 4 is hereby amended and supplemented as follows:

               ITEM 4.   PURPOSE OF THE TRANSACTION
                         --------------------------

                         The purpose of the transaction is to provide a long-term incentive to these officers which is more directly linked to the profitability of ConSil Corp. and increases in shareholder value, aligning more closely their interests as executive officers with the interests of shareholders. The transaction reflects Hecla's continued interest in maintaining a significant equity position in ConSil Corp. while allowing ConSil Corp. to fulfill the purposes expressed above.

          4.   Item 5 is hereby amended and supplemented as follows:

               ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                         ------------------------------------

                         The  information  set   forth  under  Item   4  is
                         incorporated herein by reference.

          5.   Item 6 is hereby amended and supplemented as follows:

               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                         --------------------------------------------------

                         The information set forth under Items 3 and 4 is incorporated herein by reference.

          6.   Item 7 is hereby amended and supplemented as follows:

               ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                         --------------------------------

                         Exhibit A -    Stock Option Agreement dated  as of
                                        November  14,  1995,  by and  among
                                        Hecla Mining Company  and Ralph  R.
                                        Noyes

                         Exhibit B -    Stock Option Agreement dated  as of
                                        November  14,  1995,  by and  among
                                        Hecla Mining Company and  Gerald G.
                                        Carlson

          7.   Schedule I is hereby amended and supplemented as follows:

                         NAME           PRINCIPAL OCCUPATION OR EMPLOYMENT
                         ----           ----------------------------------

                         Ted Crumley    Director  of Hecla  Mining Company;
                                        Senior  Vice  President  and  Chief
                                        Financial Officer  of Boise Cascade
                                        Corporation;     Director,    Boise
                                        Cascade Office Products Corporation

                                      SIGNATURE

                    After  reasonable  inquiry  and   to  the  best  of  my
          knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 28, 1996


                                   HECLA MINING COMPANY




                                   By:  /s/ Nathaniel K. Adams
                                      ---------------------------------
                                      Name:  Nathaniel K. Adams, Esq.
                                      Title: Assistant Secretary

                                    EXHIBIT INDEX


          Exhibit        Description
          -------        -----------

          A - Stock Option Agreement dated as of November 14, 1995, by and among Hecla Mining Company and
                         Ralph R. Noyes .................................

          B -            Stock  Option Agreement dated  as of  November 14,
                         1995,  by  and  among  Hecla  Mining  Company  and
                         Gerald G. Carlson ..............................

                                                                  EXHIBIT A

                               STOCK OPTION AGREEMENT


               This  Stock  Option Agreement  (hereinafter  referred  to as

          "Agreement")  is made  and  effective  as  of  the  14th  day  of

          November, 1995, by and between  Hecla Mining Company, a  Delaware corporation, whose address is  6500 Mineral Drive, Coeur d'Alene,

          Idaho  83814-8788 (hereinafter  referred to  as "Hecla")  and Mr.

          Ralph R. Noyes,  whose address is 22750 N. Rimrock  Rd., P.O. Box

          134,  Hayden  Lake, Idaho    83835  (hereinafter  referred to  as

          "Noyes").


                                       RECITALS


               WHEREAS,  Hecla is a  major shareholder of  ConSil Corp., an

          Idaho  corporation (hereinafter  referred  to as  "ConSil"),  and

          Hecla  is  interested in  improving the  value  of its  shares in

          ConSil  by aiding ConSil  in employing and  retaining a qualified

          Chairman  by granting  an option  to  purchase certain  shares of common stock of ConSil owned by Hecla on the terms and conditions specified in this Agreement;


               WHEREAS, Noyes is willing  to agree to serve as  Chairman of

          ConSil on certain terms and  conditions, which include the  terms and conditions expressed in this Agreement;


               NOW, THEREFORE,  in consideration  of the foregoing  and the following,  the Parties, intending to be legally bound, do hereby agree as follows:


               1.  Grant of Stock Purchase  Option:  Hecla hereby grants to

          Noyes  the right to purchase up to two hundred thousand (200,000)

          shares of the common stock of ConSil currently owned by Hecla for the  price of  ten  cents  ($0.10)  per  share,  subject  to  the

          restrictions specified  in Section 6  of this Agreement.   Noyes'

          right to exercise the options specified in this Section 2 shall expire if not exercised prior to the second anniversary of this

          Agreement.


               2.  Options  to be Granted  on Financing:   At such time  as

          ConSil  enters  into  a  financing  arrangement  or  arrangements whereby  ConSil obtains  proceeds equal  to or  in excess  of one million five hundred thousand dollars ($1,500,000) net to ConSil,

          Hecla shall  grant to  Noyes the  right to  purchase up to  three hundred  thousand (300,000)  shares  of  the unrestricted  common stock of  ConSil currently owned by Hecla  for the price of fifty

          cents  ($0.50) per share.   Noyes' right to  exercise the options

          specified in this Section 2 of this Agreement shall expire if not exercised prior to the  second anniversary of the closing  of the financing arrangement specified herein.


               3.   Options to be Granted on Delivery of Feasibility Study:

          At such  time as either  (i) ConSil delivers to  Hecla a bankable feasibility study prepared in accordance with standards generally accepted  in  the mining  industry  which  recommends a  positive decision to develop a mine on any property owned or controlled by

          ConSil which would produce  each year on a sustainable  basis for at  least seven  (7) years  in excess  of  one million  ounces of silver (1,000,000 oz.) or  precious metals equivalent, the ratios for which equivalency shall be based on then prevailing commodity prices;  or (ii) the market  price of ConSil  common stock trades for  ten  (10) consecutive  days  at greater  than  three dollars

          (US$3.00)  per share, then Noyes shall have the right to purchase up to three hundred thousand (300,000) shares of the common stock of  ConSil currently owned by  Hecla for the  price of one dollar

          ($1.00)  per  share.    Noyes'  right  to  exercise  the  options

          specified in this Section  3 shall expire if not  exercised prior to  the  second anniversary  of the  delivery of  the feasibility study or  the last date one  which the per share  price of ConSil

          Stock trades at the level specified herein.

               4.  Method of Exercise of  Option:  The options specified in this Agreement  shall be  exercisable  in the  following  manner:

          Upon  the occurrence  of the  conditions specified  herein, Noyes shall  tender  written notice  thereof  to the  attention  of the

          General Counsel of  Hecla at the  address first mentioned  above,

          specifying the  number of shares which Noyes  wishes to purchase,

          together with payment  in readily available funds therefor at the rate specified herein,  with instructions  for ConSil's  transfer agent necessary  or convenient to accomplish the  transfer of the shares from Hecla to Noyes, subject to the restrictions described in Section 5 of this Agreement.


               5.  Restrictions  on Stock:   Subject to  the provisions  of

          Section  7 of this  Agreement, one-half of  all of the  shares of stock Noyes  acquires pursuant  to  the options  granted in  this

          Agreement may not  be traded by Noyes during Noyes'  tenure as an officer of ConSil, and shall be subject to and bear the following restrictive legend:


                    The shares represented by this certificate are subject to that certain Option Agreement between Ralph R. Noyes and Hecla Mining Company dated as of November 14, 1995, and the rights associated with the shares represented by this certificate including transferring or otherwise trading, except as provided therein. A copy of said agreement is on file with the parties at their respective offices.

          The  legend  shall  be  removed  only  under  the   circumstances

          specified in Section 7 of this Agreement.


               6.   No activities adverse to  Hecla or ConSil:   During the

          term of this Agreement or any extension thereof, Noyes agrees not to  engage in any  activity either independently  or by agreement which  would be  adverse to  Hecla or  its mineral  properties or operating interests.


               7. Termination: (a) This Agreement shall automatically terminate upon the death of Noyes or upon Noyes becoming disabled from performing the  duties herein to be performed by  Noyes.  In the event of Noyes' death or disability, only those options which are vested in accordance with the terms of this Agreement may  be

          exercised  by   Noyes,  his   heirs   or  the   duly   authorized

          representative of his estate in accordance with the terms of this

          Agreement, the restrictive legend specified in Section 5 of  this

          Agreement  shall not be placed upon such shares to be issued, and the  legend shall be removed from all  shares have been issued in accordance with this Agreement.

               (b)    Except as  provided  in  Section  7(c),  below,  this

          Agreement shall automatically  terminate immediately upon  Noyes'

          resignation from  ConSil, or  upon  Noyes being  terminated  from

          employment  with  ConSil  for cause.    In  the  event of  Noyes'

          resignation or  termination from employment, Noyes  shall have no

          right  to   exercise  the  options  specified   herein,  and  the

          restrictive legend specified in Section 5 of this Agreement shall be removed from all  shares which have been issued  in accordance with this Agreement.

               (c)   In the event  that Hecla's ownership  in ConSil common

          stock  is reduced  to  thirty  percent  (30%)  or  less,  of  the outstanding common  stock,  and thereafter  Noyes separates  from employment  with ConSil for any reason, the right to exercise all of the  options specified in Sections  2 and 3 of  this Agreement shall  immediately  vest  and  shall  be  exercisable  by  Noyes,

          notwithstanding the conditions specified therein, for the term of two (2) years from and after  the date of Noyes' separation  from

          employment.   Upon exercise thereof no such shares shall bear the

          restrictive legend specified  in Section 5 of this Agreement, and the restrictive legend specified  in Section 5 of  this Agreement shall  be removed  from  all shares  which  have been  issued  in accordance with this Agreement.


               8.    Confidentiality:   Any  and all  information  and data

          acquired by Noyes concerning Hecla or its properties in connection with his employment with ConSil, shall be subject to the following conditions:


                    (a)  Noyes shall not, during the term of this Agreement

               or any time thereafter, without the prior written consent of

               Hecla, disclose any confidential information (as the term is

               hereinafter   defined)  to   any   other  person,   firm  or

               organization or  use  such confidential  information to  the detriment of Hecla.


                    (b)  "Confidential  Information," as  used hereinabove,

               shall  mean  all information  which  shall  be furnished  by

               Hecla, generated  by Noyes in his capacity  as a consultant,

               officer,  or other  representative of  Hecla, or  by Hecla's agents,  other representatives  or  consultants,  and  shall include, without limiting  the generality of the  foregoing,

               information relating to mineral properties and operations of

               Hecla, except data which was either  (i) known, as evidenced by document, written or drawn information, to Noyes prior to receipt of any disclosures from Hecla or, (ii) in commercial use or disclosed to others or known to the public in general in the  form of generally available  printed documents prior to  the  date of  this  Agreement,  or  (iii)  as  otherwise available to Noyes other  than as a consequence of  a breach of this Agreement from a source other than Hecla.


               9.  Assignment:  This Agreement is in the nature  of a stock option  agreement, and Noyes shall  not have the  right to assign this  Agreement  or delegate  any  of the  rights  or obligations specified  herein without  the  prior written  consent of  Hecla,

          which consent may  be unilaterally withheld  in Hecla's  absolute and sole discretion.

               10.  Governing Law:  This Agreement shall be governed by the laws of the State of Idaho, United States of America.



               11.    No  Third-Party  Beneficiaries:   This  Agreement  is

          intended  exclusively  for the  benefit  of  the parties  hereto,

          Carlson, his heirs, administrators and executors, and Hecla, as a shareholder of  ConSil, and each of the  parties hereby expressly acknowledges and  agrees that  no parties  other than the  above-

          described persons are intended to benefit by this Agreement.



               12.  No  Modification:   This Agreement may  not be  varied,

          modified, rescinded, canceled, amended  or terminated other  than expressly  accordance with  its terms and  in a  written document executed by the parties or their duly authorized representatives.



               13.  Counterparts:  This Agreement may be executed in two or more  counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute the Agreement.


               14.  Currency:   All references to currency herein  shall be

          deemed to be the currency of the United States of America.


               IN  WITNESS  WHEREOF, Hecla  and  Noyes  have executed  this

          Agreement as of the date first mentioned above.


          HECLA MINING COMPANY:              RALPH R. NOYES




          By: /s/ Michael B. White           /s/ Ralph R. Noyes
              ------------------------        ---------------------------

          Name:  Michael B. White
          Title:  Vice President

                                                                 EXHIBIT B

                               STOCK OPTION AGREEMENT


               This  Stock Option  Agreement  (hereinafter  referred to  as

          "Agreement")  is made  and  effective  as  of  the  14th  day  of

          November, 1995, by and  between Hecla Mining Company,  a Delaware corporation, whose address is 6500 Mineral Drive, Coeur  d'Alene,

          Idaho  83814-8788 (hereinafter  referred to  as "Hecla")  and Dr.

          Gerald G. Carlson, a citizen of Canada, whose business address is

          777 Hornby  Street, Suite 1230, Vancouver, British  Columbia  V6Z

          1S4 (hereinafter referred to as "Carlson").


                                       RECITALS


               WHEREAS, Hecla is  a major shareholder  of ConSil Corp.,  an

          Idaho  corporation  (hereinafter referred  to  as  "ConSil"), and

          Hecla  is  interested in  improving the  value  of its  shares in

          ConSil by aiding  ConSil in employing  and retaining a  qualified

          President  by granting  an option to  purchase certain  shares of common stock of ConSil owned by Hecla on the terms and conditions specified in this Agreement;


               WHEREAS,  Carlson is willing to  agree to serve as President of  ConSil  on certain  terms and  conditions, which  include the terms and conditions expressed in this Agreement;


               NOW, THEREFORE, in  consideration of the  foregoing and  the following, the Parties, intending to be legally bound, do  hereby agree as follows:


               1.  Grant of  Stock Purchase Option:  Hecla hereby grants to

          Carlson  the  right  to  purchase  up  to  two  hundred  thousand

          (200,000) shares of the common stock of ConSil currently owned by

          Hecla for  the price of ten  cents ($0.10) per  share, subject to the restrictions  specified  in  Section  6  of  this  Agreement.

          Carlson's
          right to exercise the  options specified in this Section  2 shall expire if not exercised  prior to the second anniversary  of this

          Agreement.


               2.  Options  to be Granted  on Financing:   At such time  as

          ConSil  enters  into  a  financing  arrangement  or  arrangements whereby  ConSil obtains  proceeds equal  to or  in excess  of one million five hundred thousand dollars ($1,500,000) net to ConSil,

          Hecla shall grant to  Carlson the right to  purchase up to  three hundred  thousand (300,000)  shares  of  the unrestricted  common stock of  ConSil currently owned by Hecla  for the price of fifty cents ($0.50) per share.  Carlson's right to exercise the options specified in this Section 2 of this Agreement shall expire if not exercised prior to the  second anniversary of the closing  of the financing arrangement specified herein.


               3.   Options to be Granted on Delivery of Feasibility Study:

          At such  time as either  (i) ConSil delivers to  Hecla a bankable feasibility study prepared in accordance with standards generally accepted  in  the mining  industry  which  recommends a  positive decision to develop a mine on any property owned or controlled by

          ConSil which would produce  each year on a sustainable  basis for at  least seven  (7) years  in excess  of  one million  ounces of silver (1,000,000 oz.) or  precious metals equivalent, the ratios for which equivalency shall be based on then prevailing commodity prices;  or (ii) the market  price of ConSil  common stock trades for  ten  (10) consecutive  days  at greater  than  three dollars

          (US$3.00)  per  share,  then  Carlson  shall  have  the  right to purchase up  to three  hundred thousand  (300,000) shares of  the common  stock of ConSil currently owned by Hecla for the price of

          one  dollar ($1.00) per share.   Carlson's right  to exercise the

          options specified in this Section 3 shall expire if not exercised

          prior  to  the  second   anniversary  of  the  delivery   of  the

          feasibility study  or the last date one which the per share price of ConSil Stock trades at the level specified herein.

               4.   Method of Exercise of Option:  The options specified in

          this  Agreement shall  be  exercisable in  the following  manner:

          Upon the  occurrence of the conditions  specified herein, Carlson shall  tender  written notice  thereof  to the  attention  of the

          General Counsel of  Hecla at the  address first mentioned  above,

          specifying the number of shares which Carlson wishes to purchase,

          together with payment in readily available funds therefor at  the rate  specified herein, with  instructions for  ConSil's transfer agent necessary or convenient  to accomplish the transfer  of the shares  from  Hecla  to  Carlson,  subject  to  the  restrictions described in Section 5 of this Agreement.


               5.  Restrictions  on Stock:   Subject to  the provisions  of

          Section  7 of this  Agreement, one-half of  all of  the shares of stock Carlson acquires  pursuant to the  options granted in  this

          Agreement may not be traded by Carlson during Carlson's tenure as an  officer of  ConSil,  and shall  be subject  to  and bear  the following restrictive legend:


                    The shares represented by this certificate are subject to that certain Option Agreement between Gerald G. Carlson and Hecla Mining Company dated as of November 14, 1995, and the rights associated with the shares represented by this certificate including transferring or otherwise trading, except as provided therein. A copy of said agreement is on file with the parties at their respective offices.

          The  legend  shall  be   removed  only  under  the  circumstances

          specified in Section 7 of this Agreement.


               6.  No activities adverse to Hecla:  During the term of this

          Agreement  or any extension thereof, Carlson agrees not to engage in any activity either independently  or by agreement which would be  adverse  to  Hecla  or its  mineral  properties  or operating interests.


               7.   Termination:   (a)  This  Agreement shall automatically

          terminate upon the death of Carlson or upon Carlson becoming




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

          disabled  from performing  the duties herein  to be  performed by

          Carlson.  In  the event  of Carlson's death  or disability,  only those  options which are vested  in accordance with  the terms of this Agreement may be exercised by Carlson, his heirs or the duly authorized representative of  his estate in  accordance with  the terms  of this  Agreement,  the restrictive  legend specified  in

          Section 5 of this Agreement shall not be placed  upon such shares to be  issued, and the  legend shall be  removed from all  shares which have been issued in accordance with this Agreement.

               (b)    Except  as  provided  in  Section  7(c),  below, this

          Agreement   shall   automatically   terminate  immediately   upon

          Carlson's  resignation  from  ConSil,   or  upon  Carlson   being

          terminated from employment with  ConSil for cause.  In  the event of Carlson's resignation or termination from employment, Carlson shall have no right to exercise the options specified herein, and the restrictive  legend specified in Section 5  of this Agreement shall  be removed  from  all shares  which  have been  issued  in accordance with this Agreement.

               (c)   In the event  that Hecla's ownership  in ConSil common

          stock  is reduced  to  thirty  percent  (30%)  or  less,  of  the outstanding common  stock, and thereafter  Carlson separates from employment  with ConSil for any reason, the right to exercise all of the  options specified in Sections  2 and 3  of this Agreement shall  immediately  vest and  shall  be  exercisable by  Carlson,

          notwithstanding the conditions specified therein, for the term of two (2) years  from and  after the date  of Carlson's  separation from employment.  Upon exercise thereof no such shares shall bear the restrictive legend specified in Section 5 of this  Agreement,

          and  the  restrictive legend  specified  in  Section  5  of  this

          Agreement shall be removed from all shares which have been issued in accordance with this Agreement.


               8.    Confidentiality:   Any  and all  information  and data

          acquired by Carlson concerning Hecla or its properties in




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

          connection with  his employment with ConSil, shall  be subject to the following conditions:


                    (a)  Carlson  shall  not,  during   the  term  of  this

               Agreement or any time thereafter, without the prior  written consent  of Hecla, disclose any confidential information (as the term  is hereinafter defined) to any  other person, firm or organization or use  such confidential information to the detriment of Hecla.


                    (b)  "Confidential  Information," as  used hereinabove,

               shall mean all information which shall be furnished by Hecla generated by  Carlson  in  his  capacity  as  a  consultant,

               officer,  or other  representative  of Hecla  or by  Hecla's agents,  other representatives  or  consultants,  and  shall include, without limiting  the generality of the  foregoing,

               information relating to mineral properties and operations of

               Hecla, except data which was either  (i) known, as evidenced by document, written or drawn information, to Carlson  prior to  receipt  of any  disclosures  from  Hecla  or,  (ii)  in commercial use or disclosed to others or known to the public in  general  in  the  form of  generally  available  printed documents prior to the  date of this Agreement, or  (iii) as otherwise available  to Carlson other than  as a consequence of  a  breach of  this Agreement  from  a source  other than

               Hecla.


               9.  Assignment:  This Agreement is in the nature  of a stock option  agreement, and Carlson shall not have the right to assign this  Agreement  or delegate  any  of the  rights  or obligations specified herein  without the  prior  written consent  of  Hecla,

          which consent  may be  unilaterally withheld in  Hecla's absolute and sole discretion.

               10.  Governing Law:  This Agreement shall be governed by the laws of the State of Idaho, United States of America.


               11.    No  Third-Party  Beneficiaries:   This  Agreement  is

          intended  exclusively  for the  benefit  of  the parties  hereto,

          Carlson, his heirs, administrators and executors, and Hecla, as a shareholder of  ConSil, and each of the  parties hereby expressly acknowledges and  agrees that  no parties  other than the  above-

          described persons are intended to benefit by this Agreement.


               12.  No  Modification:   This Agreement may  not be  varied,

          modified, rescinded, canceled, amended  or terminated other  than expressly  accordance with  its terms and  in a  written document executed by the parties or their duly authorized representatives.


               13.  Counterparts:  This Agreement may be executed in two or more  counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute the Agreement.


               14.  Currency:   All references to currency herein  shall be

          deemed to be the currency of the United States of America.


               IN  WITNESS WHEREOF,  Hecla and  Carlson have  executed this

          Agreement as of the date first mentioned above.


          HECLA MINING COMPANY:              DR. GERALD G. CARLSON




          By:  /s/ Michael B. White          /s/ Gerald G. Carlson
               -------------------------     ----------------------------
          Name: Michael B. White
          Title: Vice President











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